ArcelorMittal

Condensed Consolidated Financial Statements as of and for the Six

Months Ended June 30, 2011

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

(in millions of U.S. dollars)

(unaudited)

	000000000000	000000000000
	December 31, 2010	June 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	6,207	3,126
Restricted cash	82	79
Trade accounts receivable and other (including 616 and 736 from related parties at December 31, 2010 and June 30, 2011, respectively)	5,725	8,625
Inventories (note 4)	19,583	23,920
Prepaid expenses and other current assets	4,160	4,376
Assets held for sale and distribution (note 5)	6,918	—

Total current assets	42,675	40,126

Non-current assets:
Goodwill and intangible assets	14,373	15,134
Property, plant and equipment	54,344	56,124
Investments in associates and joint ventures (note 8)	10,152	10,951
Other investments	267	316
Deferred tax assets	6,603	7,884
Other assets	2,490	2,984

Total non-current assets	88,229	93,393

Total assets	130,904	133,519

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 9)	6,716	3,688
Trade accounts payable and other (including 465 and 586 to related parties at December 31, 2010 and June 30, 2011, respectively)	13,256	14,864
Short-term provisions	1,343	1,284
Accrued expenses and other liabilities	6,900	6,966
Income tax liabilities	471	295
Liabilities held for sale and distribution (note 5)	2,037	—

Total current liabilities	30,723	27,097

Non-current liabilities:
Long-term debt, net of current portion (note 9)	19,292	24,530
Deferred tax liabilities	4,006	4,010
Deferred employee benefits	7,180	7,467
Long-term provisions	1,738	1,779
Other long-term obligations	1,865	2,135

Total non-current liabilities	34,081	39,921

Total liabilities	64,804	67,018

Equity (note 6):
Equity attributable to the equity holders of the parent	62,430	62,615
Non-controlling interests	3,670	3,886

Total equity	66,100	66,501

Total liabilities and equity	130,904	133,519

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in millions of U.S. dollars, except share and per share data)

(unaudited)

	Six months ended June 30,
	2010*	2011
Sales (including 2,092 and 2,986 of sales to related parties for 2010 and 2011, respectively)	37,582	47,310
Cost of sales (including depreciation and impairment of 2,330 and 2,312 and purchases from related parties of 1,072 and 1,382 for 2010 and 2011, respectively)	33,716	41,827

Gross margin	3,866	5,483
Selling, general and administrative	1,686	1,800

Operating income	2,180	3,683

Income from investments in associates and joint ventures	270	437
Financing costs - net	(617)	(2,030)

Income before taxes	1,833	2,090
Income tax benefit (note 7)	453	105

Net income from continuing operations (including non-controlling interests)	2,286	2,195
Discontinued operations, net of tax	179	461

Net income (including non-controlling interests)	2,465	2,656

Net income attributable to:
Equity holders of the parent:
Net income from continuing operations	2,167	2,143
Net income from discontinued operations	179	461

Net income attributable to equity holders of the parent	2,346	2,604

Non-controlling interests:
Net income from continuing operations	119	52
Net income from discontinued operations	—	—

Net income attributable to non-controlling interests	119	52

Net income (including non-controlling interests)	2,465	2,656

Earnings per common share (in U.S. dollars):
Basic	1.55	1.68
Diluted	1.08	1.61

Earnings per common share – continuing operations (in U.S. dollars)
Basic	1.44	1.38
Diluted	0.97	1.33

Earnings per common share – discontinued operations (in U.S. dollars)
Basic	0.11	0.30
Diluted	0.11	0.28

Weighted average common shares outstanding (in millions):
Basic	1,510	1,549
Diluted	1,599	1,638

*

As required by IFRS, the information for the six months ended June 30, 2010 has been adjusted retrospectively for the finalization in 2010 of the purchase price allocation of acquisitions made in 2009.

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

(in millions of U.S. dollars, except share and per share data)

(unaudited)

	Six months ended June 30,
	2010*		2011
Net income (including non-controlling interests)		2,465		2,656

Available-for-sale investments:
Gain (loss) arising during the period	38		(18)
Reclassification adjustments for gain included in the statements of operations	—		(25)

	38		(43)

Derivative financial instruments:
Gain (loss) arising during the period	269		(310)
Reclassification adjustments for gain included in the statements of operations	(163)		(142)

	106		(452)

Exchange differences arising primarily on translation of foreign operations:
Gain (loss) arising during the period	(5,399)		3,011
Reclassification adjustments for gain included in the statements of operations	—		(391)

	(5,399)		2,620

Share of other comprehensive (loss) income related to associates and joint ventures	(187)		369

Income tax relating to components of other comprehensive income	(155)		173

Total other comprehensive (loss) income	(5,597)		2,667

Total other comprehensive (loss) income attributable to:
Equity holders of the parent	(5,391)		2,662
Non-controlling interests	(206)		5

		(5,597)		2,667

Total comprehensive (loss) income		(3,132)		5,323

Total comprehensive (loss) income attributable to:
Equity holders of the parent		(3,045)		5,266
Non-controlling interests		(87)		57

Total comprehensive (loss) income		(3,132)		5,323

*

As required by IFRS, the information for the six months ended June 30, 2010 has been adjusted retrospectively for the finalization in 2010 of the purchase price allocation of acquisitions made in 2009.

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

(in millions of U.S. dollars, except share and per share data)

(unaudited)

						Reserves
	Shares¹	Share capital	Treasury Shares	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments	Unrealized Gains (Losses) on Available for Sale Securities	Equity attributable to the equity holders of the parent	Non- controlling interests	Total Equity
Balance at December 31, 2009	1,510	9,950	(2,823)	20,808	29,777	1,642	953	777	61,084	4,353	65,437

Net income	—	—	—	—	2,346	—	—	—	2,346	119	2,465
Other comprehensive income (loss)	—	—	—	—	—	(5,467)	77	(1)	(5,391)	(206)	(5,597)

Total comprehensive income (loss)	—	—	—	—	2,346	(5,467)	77	(1)	(3,045)	(87)	(3,132)
Recognition of share based payments	1	—	30	67	—	—	—	—	97	—	97
Dividend (0.75 per share)	—	—	—	—	(1,132)	—	—	—	(1,132)	(26)	(1,158)
Acquisition of non-controlling interests	—	—	—	—	78	—	—	—	78	(461)	(383)
Other movements	—	—	—	—	(5)	—	—	—	(5)	18	13

Balance at June 30, 2010	1,511	9,950	(2,793)	20,875	31,064	(3,825)	1,030	776	57,077	3,797	60,874

Balance at December 31, 2010	1,549	9,950	(427)	20,198	31,647	(84)	368	778	62,430	3,670	66,100

Net income	—	—	—	—	2,604	—	—	—	2,604	52	2,656
Other comprehensive income (loss)	—	—	—	—	—	3,031	(321)	(48)	2,662	5	2,667

Total comprehensive income (loss)	—	—	—	—	2,604	3,031	(321)	(48)	5,266	57	5,323
Stainless spin off (note 5)	—	(547)	—	(1,227)	(2,190)	—	—	—	(3,964)	—	(3,964)
Recognition of share based payments	—	—	9	59	—	—	—	—	68	—	68
Dividend (0.75 per share)	—	—	—	—	(1,161)	—	—	—	(1,161)	(8)	(1,169)
Acquisition of non-controlling interests (note 3)	—	—	—	—	(24)	—	—	—	(24)	167	143

Balance at June 30, 2011	1,549	9,403	(418)	19,030	30,876	2,947	47	730	62,615	3,886	66,501

[1]	Excludes treasury shares, presented in millions of shares

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in millions of U.S. dollars, except share and per share data)

(unaudited)

	Six months ended June 30,
	2010*	2011
Operating activities:
Net income (including non-controlling interests)	2,465	2,656
Discontinued operations	(179)	(461)

Net income from continuing operations (including non-controlling interests)	2,286	2,195

Adjustments to reconcile net income to net cash provided by operations and payments:
Depreciation and impairment	2,330	2,312
Net realizable value and onerous supply contract	507	(108)
Recycling of deferred gain on raw material hedges	(181)	(161)
Change in fair value of conversion options on convertible bonds and call options on ArcelorMittal shares	(696)	4
Unrealized foreign exchange effects, provisions and other non-cash operating expenses (net)	(743)	(114)

Changes in operating assets and liabilities, net of effects from acquisitions:
Trade accounts receivable	(2,056)	(2,344)
Inventories	(4,318)	(3,244)
Trade accounts payable	2,749	932
Other working capital movements	(152)	(1,153)
Net cash flow used in operating activities from discontinued operations	(60)	(190)

Net cash used in operating activities	(334)	(1,871)

Investing activities:
Purchase of property, plant and equipment and intangibles	(1,142)	(2,096)
Acquisition of net assets of subsidiaries, net of cash acquired of nil and 25, respectively	(13)	(778)
Investments in associates and joint ventures accounted for under equity method	(261)	—
Other investing activities (net)	37	233
Cash receipt from loan to discontinued operations	—	900
Net cash flow used in investing activities from discontinued operations	(46)	(105)

Net cash used in investing activities	(1,425)	(1,846)

Financing activities:
Proceeds from short-term and long-term debt	4,204	5,907
Payments of short-term and long-term debt	(4,577)	(4,961)
Dividends paid	(591)	(596)
Acquisition of non-controlling interests	(383)	(91)
Other financing activities (net)	(36)	67
Net cash flow used in financing activities from discontinued operations	(26)	(8)

Net cash (used in) provided by financing activities	(1,409)	318

Net decrease in cash and cash equivalents	(3,168)	(3,399)

Effect of exchange rate changes on cash	(343)	195

Cash and cash equivalents:
At the beginning of the period	5,919	6,207
Reclassification of the period-end cash and cash equivalents of discontinued activities to assets held for sale and distribution	—	123

At the end of the period	2,408	3,126

*

As required by IFRS, the information for the six months ended June 30, 2010 has been adjusted retrospectively for the finalization in 2010 of the purchase price allocation of acquisitions made in 2009.

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTE 1 – BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Preparation of the condensed consolidated financial statements

The condensed consolidated financial statements of ArcelorMittal and Subsidiaries (“ArcelorMittal” or the “Company”) as of and for the six months ended June 30, 2010 and 2011 (the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) No. 34, “Interim Financial Reporting”. They should be read in conjunction with the annual consolidated financial statements and the notes thereto in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Interim Financial Statements are unaudited.

Following the approval by the board of directors of ArcelorMittal held on December 7, 2010, to spin off the stainless steel business into a separate company known as Aperam, the results of the stainless steel operations are presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” in the statements of operations and statements of cash flows.

Accounting policies

The Interim Financial Statements have been prepared on a historical cost basis, except for available for sale financial assets and derivative financial instruments, which are measured at fair value, and assets held for sale which are measured at the lower of their carrying amount or the fair value less costs to sell. The accounting policies used to prepare the Interim Financial Statements are the policies described in Note 2 of the consolidated financial statements for the year ended December 31, 2010.

The Company adopted a number of new standards, amendments to standards or interpretations effective January 1, 2011 which are described in Note 1 of the consolidated financial statements for the year ended December 31, 2010.

On May 13, 2011 the IASB issued IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities” and IFRS 13 “Fair Value Measurement”, all effective for annual periods beginning on or after January 1, 2013.

IFRS 10 “Consolidated Financial Statements” establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It replaces the consolidation requirements in Standing Interpretations Committee Interpretation (“SIC”) 12 “Consolidation – Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements”.

IFRS 11 “Joint Arrangements” provides a more substantive reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities.

IFRS 12 “Disclosure of Interests in Other Entities” is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 “Fair Value Measurement” defines fair value and sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. It applies when other IFRSs require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRSs or address how to present changes in fair value.

On June 16, 2011 the IASB issued amendments to IAS 1 “Presentation of Financial Statements”, effective for annual periods beginning on or after July 1, 2012 and to IAS 19 “Employee Benefits”, effective for annual periods beginning on or after January 1, 2013.

IAS 1 (amendment) “Presentation of Financial Statements”. The amendment changes the disclosures of items presented in Other Comprehensive Income in the Statement of Comprehensive Income.

IAS 19 (amendment) “Employee Benefits”. The amendment makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits.

The Company is still in the process of assessing whether there will be any significant changes to its consolidated financial statements upon adoption of any of these new standards or amendments.

The preparation of financial statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates.

NOTE 2 – ACQUISITIONS

On January 27, 2011, in the framework of an offer to acquire all outstanding shares by way of a take-over bid, ArcelorMittal acquired a controlling stake of 58.9% in Baffinland Iron Mines Corporation (“Baffinland”), a Canadian junior mining company focused in the exploration and development of the iron ore deposits located on the Mary River property in Nunavut (Canada). The acquisition was completed through Acquireco, a company owned by ArcelorMittal for 70% and Nunavut Iron Ore Acquisition Inc. (“Nunavut”) for the remaining 30%. ArcelorMittal’s stake held in Baffinland increased subsequently to 93.66% on February 18, 2011 following several extensions of the expiry time of the offer. The total consideration paid for the acquisition was 528 (553 net of 25 of cash acquired) of which, 362 was paid in cash by ArcelorMittal and 166 paid by Nunavut (105 paid in cash and 61 contributed in shares of Baffinland). The transaction costs relating to this acquisition amounted to 5 and are recorded as selling, general and administrative expenses in the statements of operations. The net result consolidated since acquisition date amounted to 1.

On May 4, 2011, ArcelorMittal acquired from Cognor Group (“Cognor”) certain of its assets located in Poland. The acquisition included property, plant and equipment, inventory, related operating processes and the workforce. The total consideration paid for this acquisition was 67.

On June 1, 2011, ArcelorMittal acquired from RAG Aktiengesellschaft (“RAG”) the Prosper coke plant, located in Bottrop, Germany. The acquisition included the facility, related operating processes and the workforce. It also acquired RAG’s 27.95% stake in Arsol Aromatics, a producer of chemical raw materials based on crude benzene, a by-product of the Prosper facility. The total consideration paid for this acquisition was 205.

The preliminary acquisition-date fair values of identifiable assets and liabilities for the different acquisitions, accounted for as business combinations, are as follows:

	Baffinland	Prosper	Cognor
Current assets	6	140	12
Property, plant & equipment	8	95	55
Mining rights	505	—	—
Other assets	30	24	—

Total assets acquired	549	259	67

Current liabilities	5	1	—
Other long-term liabilities	1	53	—
Non-controlling interests	15	—	—

Total liabilities assumed	21	54	—

Total net assets acquired	528	205	67
Purchase price, net	528	205	67

Goodwill (Negative Goodwill)	—	—	—

NOTE 3 – TRANSACTIONS WITH NON-CONTROLLING INTERESTS

On March 25, 2011, the Company acquired the remaining 6.34% non-controlling stake in Baffinland through a court approved plan of arrangement. The total consideration for the transaction was 39 of which 25 was paid by ArcelorMittal and the remaining 14 by Nunavut. The transaction resulted in a reduction of non-controlling interests of 15. In accordance with IAS 27 (revised), the Company recorded a decrease of 24 directly in equity.

For the six months ended June 30, 2011, non-controlling interest increased also by 166 corresponding to the contribution by Nunavut on the acquisition of Baffinland (see note 2).

On February 28, 2011, ArcelorMittal acquired the remaining 25% non-controlling stake in ArcelorMittal Ambalaj (Turkey) for a total consideration of 10. There was no impact in equity attributable to the equity holders of the parent. The Company now owns 100% of this subsidiary.

NOTE 4 – INVENTORIES

Inventory, net of the allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence as of December 31, 2010 and June 30, 2011, respectively, is comprised of the following:

	December 31, 2010	June 30, 2011
Finished products	6,321	8,118
Production in process	4,038	4,856
Raw materials	7,263	8,743
Manufacturing supplies, spare parts and other	1,961	2,203

Total	19,583	23,920

The amount of write-downs of inventories to net realizable value recognized as an expense was 410 and 450 during the six months ended June 30, 2010 and 2011, respectively. During the six months ended June 30, 2010 and 2011, utilization and reversal of existing write-downs due to normal inventory consumption and change in market conditions was 554 and 482, respectively.

NOTE 5 – ASSETS AND LIABILITIES HELD FOR SALE AND DISTRIBUTION

Following the approval by ArcelorMittal’s board on December 7, 2010, to spin off the stainless steel business into a separate company known as Aperam, the results of the stainless steel operations have been presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”.

The table below provides details of the amounts presented in the condensed consolidated statements of operations with respect to discontinued operations:

	Statements of operations for the six months ended June 30,
	2010	2011
Sales	2,721	471
Cost of sales (including depreciation and impairment of 151 and nil for 2010 and 2011, respectively)	2,424	415

Gross margin	297	56
Selling, general and administrative	105	19

Operating income	192	37

Income from investments in associates and joint ventures	7	—
Financing costs - net	9	421

Income before taxes	208	458
Income tax (expense) benefit	(29)	3

Net income (including non-controlling interests)	179	461

The amounts disclosed above represent the operations of the stainless steel business, excluding the effects of any transactions with continuing operations entities such as interest expense or income, management fees, and sales to continuing operations.

The table below provides details of the amounts presented in the statements of other comprehensive income with respect to discontinued operations:

	Statements of other comprehensive income for the six months ended June 30,
	2010	2011
Net income (including non-controlling interests)	179	461
Available-for-sale investments:
Gain (loss) arising during the period	29	(11)
Reclassification adjustments for gain included in the statements of operations	—	(28)

	29	(39)

Derivative financial instruments:
(Loss) arising during the period	(7)	(1)
Reclassification adjustments for loss included in the statements of operations	2	—

	(5)	(1)

Exchange differences arising primarily on translation of foreign operations:
Gain (loss) arising during the period	(380)	23
Reclassification adjustments for gain included in the statements of operations	—	(391)

	(380)	(368)

Total comprehensive (loss) income	(177)	53

On January 25, 2011, the Extraordinary General Meeting of Shareholders of ArcelorMittal approved the spin-off of the stainless steel business. As a result, all assets and liabilities classified as held for distribution at that date were transferred to Aperam for a total amount of 3,964 recognized as a reduction in shareholders’ equity.

The table below provides details of the assets and liabilities held for distribution after elimination of intra-group balances at spin-off date:

January 25, 2011
ASSETS
Current assets:
Cash and cash equivalents	85
Trade accounts receivable and other	435
Inventories	1,634
Prepaid expenses and other current assets	159

Total current assets	2,313

Non-current assets:
Goodwill and intangible assets	1,379
Property, plant and equipment	3,086
Other investments	162
Deferred tax assets	68
Other assets	78

Total non-current assets	4,773

Total assets	7,086

January 25, 2011
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	63
Trade accounts payable and other	731
Short-term provisions	41
Accrued expenses and other liabilities	307
Income tax liabilities	19

Total current liabilities	1,161

Non-current liabilities:
Long-term debt, net of current portion	116
Deferred tax liabilities	364
Deferred employee benefits	185
Long-term provisions	127
Other long-term obligations	11

Total non-current liabilities	803

Total liabilities	1,964

The table below provides details of the decrease in equity resulting from the spin-off of the stainless steel business on January 25, 2011:

Total assets held for distribution	7,086
Total liabilities held for distribution	(1,964)
Assets related to intra-group transactions within ArcelorMittal	76
Liabilities related to intra-group transactions within ArcelorMittal	(1,210)
Fair value of Aperam shares attributed to ArcelorMittal as a result of the treasury shares held by the Company	(24)

Total decrease in equity	3,964

A total amount of 419 previously recognized in other comprehensive income and including the cumulative exchange differences arising on translation of foreign operations for 391 and gains and losses on available-for-sale financial assets for 28 was reclassified to the condensed consolidated statements of operations as a result of the spin-off.

NOTE 6 – EQUITY

Share capital

As a consequence of the spin-off the Company’s stainless steel business into Aperam on January 25, 2011, the Company’s issued share capital has reduced by €409 million (547) from €6,837 million (9,950) to €6,428 million (9,403) without reduction in the number of shares issued, which remained at 1,560,914,610.

Treasury shares

ArcelorMittal held, indirectly and directly, approximately 12.4 million and 12.0 million treasury shares as of December 31, 2010 and June 30, 2011, respectively.

Dividends

On May 10, 2010, the Board of Directors recommended to maintain the Company’s dividend at $0.75 per share for the full year of 2011. The full year dividend paid in 2010 was 1,132. The full year dividend to be paid in 2011 amounts to 1,161.

For the six months ended June 30, 2011, dividend payments of 294 and 294 ($0.1875 per share per quarter) were made on each of March 14, 2011 and June 14, 2011, respectively. For the six months ended June 30, 2010, dividend payments of 282 and 283 ($0.1875 per share per quarter) were made on March 15, 2010 and June 14, 2010, respectively.

NOTE 7 – INCOME TAX

The tax benefit for the period is based on an estimated annual effective rate, which requires management to make its best estimate of annual pretax income for the year. During the year, management regularly updates its estimates based on changes in various factors such as geographical mix of operating profit, prices, shipments, product mix, plant operating performance and cost estimates, including labor, raw materials, energy and pension and other postretirement benefits.

The income tax benefit was 453 and 105 for the six months ended June 30, 2010 and 2011, respectively. The decrease in the income tax benefit is due to changes in the geographical mix of pre-tax results and in particular the decrease of losses realized in higher tax jurisdictions for the six months ended June 30, 2011 as compared to the six months ended June 30, 2010, as well as foreign currency impacts.

NOTE 8 – INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

On January 6, 2011, the City of Luxembourg contributed its gas and electricity networks as well as its energy sales activities to two subsidiaries of Enovos International S.A., Creos Luxembourg S.A and Enovos Luxembourg S.A., respectively. Consequently, the stake held by the Company in Enovos International S.A. decreased from 25.29% to 23.48%. There was no accounting impact.

NOTE 9 – SHORT-TERM AND LONG-TERM DEBT

Short-term debt, including the current portion of long-term debt, consisted of the following:

	December 31, 2010	June 30, 2011
Short-term bank loans and other credit facilities	2,908	2,886
Current portion of long-term debt	3,710	689
Lease obligations	98	113

Total	6,716	3,688

Short-term bank loans and other credit facilities include short-term loans, overdrafts and commercial paper.

The Company’s commercial paper program provides for borrowing of up to €2,000 (2,891). As of December 31, 2010 and June 30, 2011, the outstanding amount was 2,177 and 1,760.

The Company’s long-term debt consists of the following:

	Year of maturity	Type of interest	Interest rate(1)	December 31, 2010	June 30, 2011
Corporate
€12 billion term loan	2011	Floating		3,206	—
€5 billion revolving credit facility	2012	Floating		—	—
$6 billion credit facility	2016	Floating	2.12%-2.18%	—	1,229
$4.0 billion credit facility	2013	Floating		—	—
600 credit facilities	2013	Floating	2.59%	—	292
€1.5 billion unsecured bonds	2013	Fixed	8.25%	1,993	2,159
$1.5 billion unsecured notes	2013	Fixed	5.38%	1,500	1,500
€1.25 billion convertible bonds	2014	Fixed	7.25%	1,343	1,496
800 convertible senior notes	2014	Fixed	5.00%	651	670
€0.1 billion unsecured bonds	2014	Fixed	5.50%	134	145
€0.5 billion unsecured bonds	2014	Fixed	4.63%	668	723
750 unsecured notes	2015	Fixed	9.00%	742	742
$1.0 billion unsecured bonds	2015	Fixed	3.75%	989	990
500 unsecured notes	2016	Fixed	3.75%	—	496
€1.0 billion unsecured bonds	2016	Fixed	9.38%	1,324	1,434
€1.0 billion unsecured bonds	2017	Fixed	4.63%	1,322	1,432
$1.5 billion unsecured notes	2018	Fixed	6.13%	1,500	1,500
$1.5 billion unsecured notes	2019	Fixed	9.85%	1,460	1,462
$1.0 billion unsecured bonds	2020	Fixed	5.25%	981	982
$1.5 billion unsecured bonds	2021	Fixed	5.50%	—	1,483
$1.5 billion unsecured bonds	2039	Fixed	7.00%	1,463	1,463
$1.0 billion unsecured bonds	2041	Fixed	6.75%	—	983
Other loans	2011-2015	Fixed	2.4%-6.4%	605	622
Other loans	2011-2035	Floating	0.32%-4.26%	1,196	1,386
EBRD loans	2012-2015	Floating	1.16%-1.25%	178	148

Total Corporate				21,255	23,337

Americas
600 senior unsecured notes	2014	Fixed	6.50%	500	500
Other loans	2011-2020	Fixed/Floating	0.40%-20.85%	843	891

Total Americas				1,343	1,391

Europe, Asia & Africa
Other loans	2011-2020	Fixed/Floating	1.63%-14%	118	49

Total Europe, Asia & Africa				118	49

Total				22,716	24,777
Less current portion of long-term debt				3,710	689

Total long-term debt (excluding lease obligations)				19,006	24,088
Lease obligations (2)				286	442

Total long-term debt, net of current portion				19,292	24,530

(1)	Rates applicable to balances outstanding at June 30, 2011.
(2)	Net of current portion of 98 and 113 as of December 31, 2010 and June 30, 2011, respectively.

Corporate

€17 billion credit facility (€12 billion term loan facility and €5 billion revolving credit facility)

On November 30, 2006, the Company entered into a €17 billion credit agreement, comprised of a €12 billion term loan facility and a €5 billion revolving credit facility, with a group of lenders to refinance certain of the Company’s existing credit facilities. The maturity of the €5 billion revolving credit facility was November 30, 2012. On March 31 2011, this facility was fully cancelled. As of December 31, 2010, €2.4 billion (3,206) was outstanding under the €12 billion term loan, €1.2 billion (1,603) was due in May 2011 and €1.2 (1,603) billion was due in November 2011. On March 31, 2011, the term loan was fully repaid.

$4 billion credit facility (the “2008 $4 billion facility”)

On May 13, 2008, ArcelorMittal entered into a $4 billion revolving credit facility which may be utilized for general corporate purposes. ArcelorMittal did not utilize this facility and it remained fully available at December 31, 2009. Approximately one-third of the facility was scheduled to mature in May 2010 and approximately two-thirds was scheduled to mature in May 2011. A Forward Start facility of 3,175 was reinstated on August 2009 in connection with this facility, effectively extending its maturity (to the extent of 3,175) to 2012. On May 6, 2010, the credit facility and the Forward Start facility were fully cancelled and replaced by a new $4 billion credit facility maturing in 2013 as described below.

$4 billion credit facility (the “2010 $4 billion facility”)

On May 6, 2010, ArcelorMittal entered into a $4 billion revolving credit facility which may be utilized for general corporate purposes and which matures in 2013. As of June 30, 2011, this facility remains fully available.

$6 billion credit facility (the “2011 $6 billion facility”)

On March 18, 2011, ArcelorMittal entered into a $6 billion revolving credit facility which may be utilized for general corporate purposes and which matures in 2016. As of June 30, 2011, $1.2 billion was outstanding under this $6 billion revolving credit facility.

Other credit facilities

On June 30, 2010, and July 12, 2010, ArcelorMittal entered into two bilateral three-year revolving credit facilities of 300 each, which may be used for general corporate purposes and which mature in 2013. As of June 30, 2011, both facilities were effective. One facility was fully drawn for €202 (292) and the other facility was fully available (300).

Bonds

On March, 7, 2011, ArcelorMittal completed the offering of three series of U.S. dollar denominated notes, consisting of $500 million aggregate principal amount of its 3.75% Notes due 2016, $1.5 billion aggregate principal amount of its 5.50% Notes due 2021 and $1 billion aggregate principal amount of its 6.75% Notes due 2041. The proceeds were used to prepay the last two term loan installments under the €17 billion credit facility.

Mandatorily convertible bonds

On April 21, 2011, ArcelorMittal extended the conversion date of the 750 privately placed mandatorily convertible bonds issued on December 28, 2009 by one of its wholly-owned Luxembourg subsidiaries. The mandatory conversion date of the bond, originally set for May 25, 2011, has been extended to January 31, 2013. The other main features of the mandatorily convertible bond remained unchanged. The bond was placed privately with a Luxembourg affiliate of Credit Agricole Corporate and Investment Bank and is not listed. The Company determined the maturity extension met the definition of a new compound financial instrument and derecognized the existing instrument. As such, the Company determined the fair value of the financial liability component of the new instrument was 60. The value of the equity component of 690 (688 net of tax and fees) was determined based upon the difference of the nominal amount of the original receipt of 750 and the fair value of the liability component on the date of issuance and was included in equity as non-controlling interests. The difference between the carrying amount of the extinguished instrument and the new instrument was 52 and was recorded as a financial expense in the statements of operations.

Other

Certain debt agreements of the Company or its subsidiaries contain certain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and ArcelorMittal’s ability to dispose of assets in certain circumstances. Certain of these agreements also require compliance with financial maintenance tests, including financial ratios and minimum levels of net worth.

The Company’s principal credit facilities also include the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the Company for a Measurement Period, subject to certain adjustments as defined in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio. In 2009, the Company signed agreements with its lenders to amend this ratio (where applicable), referred to as its “Leverage Ratio”, from 3.5 to one as originally provided, to 4.5 to one as of December 31, 2009, to 4.0 to one as of June 30, 2010, and reverting to 3.5 to one as of December 31, 2010. The Company also agreed to the imposition of certain additional temporary restrictive covenants on its activities if the Leverage Ratio exceeds 3.5 to one for any Measurement Period. These include restrictions on dividends and share reductions, acquisitions, capital expenditure and the giving of loans and guarantees.

Limitations arising from the restrictive and financial covenants described above could limit the Company’s ability to distribute dividends, make capital expenditures or engage in strategic acquisitions or investments. Failure to comply with any covenant would enable the lenders to accelerate the Company’s repayment obligations. Moreover, the Company’s debt facilities have provisions whereby certain events relating to other borrowers within the Company’s subsidiaries could, under certain circumstances, lead to acceleration of debt repayment under such credit facilities. Any invocation of these cross-acceleration or cross-default clauses could cause some or all of the other debt to accelerate. The Company was in compliance with the financial covenants contained within the amended agreements related to all of its borrowings as of December 31, 2010 and June 30, 2011.

The financial covenant within the 2011 $6 billion facility will permanently cease after meeting certain rating criteria.

NOTE 10 – FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to hedge its exposure to fluctuations in interest and exchange rates, the price of raw materials, energy and emission rights allowances, and other exposures arising from operating, financing and investment activities.

The Company generally manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party.

Several forward exchange and options contracts related to the purchase of raw materials denominated in U.S. dollars were unwound during 2008. As of December 31, 2010, the effective portion recorded in equity was 1,254 (890 net of tax). The effective portion represents a deferred gain that will be recycled to the statement of operations when the converted raw materials are sold. During the six months ended June 30, 2010 and 2011, the Company recycled 181 and 308, respectively, to cost of sales related to the sale of inventory and changes in the estimated future raw material purchases which are expected to occur. As of June 30, 2010 and 2011, the deferred gain recorded in equity is 1,308 (929 net of tax) and 1,044 (743 net of tax), respectively.

NOTE 11 – SEGMENT REPORTING

As from January 1, 2011 the Company’s mining operations are reported as a separate reportable segment. Accordingly, prior periods have been recast to reflect this new segmentation. This change in segmentation is an IFRS reporting requirement and reflects the changes in ArcelorMittal’s approach to managing its mining assets. As from January 1, 2011, discrete financial information on the Company’s mining operations is provided on a regular basis to the Group Management Board for decision making on resources allocation and to assess the performance of these operations.

ArcelorMittal reports its operations in six segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and Commonwealth of Independent States (“AACIS”), Mining and Distribution Solutions.

The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments:

	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	AACIS	Mining	Distribution Solutions	Others / Eliminations*	Total
Six months ended June 30, 2010
Sales to external customers	8,032	10,128	8,734	3,309	454	6,788	137	37,582
Intersegment sales**	685	2,337	1,500	1,342	1,528	703	(8,095)	—
Operating income	592	312	637	428	631	148	(568)	2,180
Depreciation	426	708	520	218	217	96	26	2,211
Impairment	—	—	—	—	119	—	—	119
Capital expenditures	271	278	212	201	152	36	(8)	1,142

Six months ended June 30, 2011
Sales to external customers	9,721	13,518	10,850	4,048	691	8,216	266	47,310
Intersegment sales**	785	2,845	1,703	1,379	2,094	1,064	(9,870)	—
Operating income	1,004	351	568	466	1,211	153	(70)	3,683
Depreciation	448	756	504	250	231	89	16	2,294
Impairment	—	—	18	—	—	—	—	18
Capital expenditures	263	500	480	303	497	60	(7)	2,096

*	Others / Eliminations includes all other operations than mentioned above, together with inter-segment elimination, and/or non-operational items which are not segmented.
**	Transactions between segments are conducted on the same basis of accounting as transactions with third parties.

The reconciliation from operating income to net income is as follows:

	Six months ended June 30,
	2010	2011
Operating income	2,180	3,683
Income from investments in associates and joint ventures	270	437
Financing costs - net	(617)	(2,030)

Income before taxes	1,833	2,090
Income tax benefit	453	105
Discontinued operations	179	461

Net income (including non-controlling interests)	2,465	2,656

Geographical segmentation

Sales (by destination)

	Six months ended June 30,
	2010	2011
Americas
United States	6,532	8,287
Brazil	3,583	3,852
Canada	1,509	1,756
Argentina	472	571
Others	1,648	2,249

Total Americas	13,744	16,715

Europe
Germany	3,235	4,594
France	2,647	3,593
Spain	2,323	2,888
Poland	1,494	2,035
Italy	1,404	1,892
Turkey	1,171	1,355
United Kingdom	906	946
Belgium	619	777
Czech Republic	626	986
Romania	330	513
Others	3,050	4,362

Total Europe	17,805	23,941

Asia & Africa
South Africa	1,702	2,000
Others	4,331	4,654

Total Asia & Africa	6,033	6,654

Total	37,582	47,310

Product segmentation

Sales (by products)

	Six months ended June 30,
	2010	2011
Flat products	21,217	26,676
Long products	9,054	11,265
Tubular products	956	1,369
Mining products	454	691
Others	5,901	7,309

Total	37,582	47,310

The table above presents sales to external customer by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others include mainly non-steel sales and services.

NOTE 12 – COMMITMENTS

The Company’s commitments consist of the following:

	December 31, 2010	June 30, 2011
Purchase commitments	21,937	24,715
Guarantees, pledges and other collateral	3,621	4,173
Capital commitments	1,660	1,517
Non-cancellable operating leases	2,944	2,347
Other commitments	2,519	3,134

Total	32,681	35,886

Purchase commitments

Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal as well as firm commitments to acquire property, plant and equipment. The Company also has a number of agreements for electricity, industrial gas, as well as freight contracts.

Purchase commitments include commitments related to joint ventures and associates for 1,317 and 2,319 as of December 31, 2010 and June 30, 2011, respectively.

Guarantees, pledges and other collateral

Guarantees are mainly related to letters of credit, sureties, first demand guarantees and documentary guarantees used in the normal course of business to guarantee performance obligations. They also include 57 and 56 of guarantees in relation to debt of non-consolidated entities as of December 31, 2010 and June 30, 2011, respectively. Pledges and other collateral mainly relate to mortgages entered into by the Company’s Operating Subsidiaries.

Guarantees, pledges and other collateral include commitments related to joint ventures and associates for 149 and 59 as of December 31, 2010 and June 30, 2011, respectively.

Capital commitments

Capital commitments mainly relate to commitments associated with the purchase of subsidiaries.

Non-cancellable operating leases

Non-cancellable operating leases mainly relate to commitment for the long-term use of assets belonging to a third party.

Other commitments

Other commitments comprise credit lines confirmed to customers but not drawn and commitments relating to grants.

NOTE 13 – CONTINGENCIES

ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Most of these claims involve highly complex issues, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a reserve for the potential outcome of these cases.

In the cases in which quantifiable fines and penalties have been assessed, the Company has indicated the amount of such fine or penalty or the amount of provision accrued that is the estimate of the probable loss.

In a limited number of ongoing cases, the Company is able to make a reasonable estimate of the expected loss or range of possible loss and has accrued a provision for such loss, but believe that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed the estimate of the range of potential loss.

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. These assessments are based on estimates and assumptions that have been deemed reasonable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material adverse effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.

Tax Claims

Brazil

        On December 9, 2010, ArcelorMittal Tubarão Comercial S.A. (“ArcelorMittal Tubarão”), the renamed successor of Companhia Siderurgica de Tubarão (“CST”) following CST’s spin-off of most of its assets to ArcelorMittal Brasil in 2008, received a tax assessment from the Brazilian Federal Revenue Service relating to sales made by CST to Madeira Island, Portugal and Cayman Island. The tax assessment does not specify an amount. The tax authorities require that the profits of CST’s Madeira Island and Cayman Island subsidiaries be added to CST’s 2005 tax basis, and also that CST’s post-2005 tax basis be recalculated. Although CST did not pay taxes in 2005 due to tax losses, the recalculations required by the tax authorities could result in tax being payable by ArcelorMittal Tubarão. The case is in the first administrative level and the Company presented its defense in January 2011. On March 23, 2011, ArcelorMittal Tubarão Comercial S.A. received a further tax assessment for 2006 and 2007 in the amount of $341 million, including amounts related to the first tax assessment regarding the profits of CST’s Madeira Island and Cayman Island subsidiaries. The case is in the first administrative level, and ArcelorMittal Tubarão Comercial S.A. filed its defense in April 2011.

In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit through the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for $451 million in December 2007. Taking into account interest and currency fluctuations, this amount totaled $886 million at June 30, 2011. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment. ArcelorMittal Brasil has appealed to the administrative tribunal of second instance and is awaiting the decision. On April 16, 2011, ArcelorMittal Brasil received a further tax assessment for the periods March, June and September 2007 in the amount of $254 million. ArcelorMittal Brasil filed its defense in April 2011.

In 2011, ArcelorMittal Tubarão received 27 tax assessments from the revenue service of the State of Espirito Santo for ICMS (a valued added tax) in the total amount of $61 million relating to a tax incentive (INVEST) used by the Company. The dispute concerns the definition of fixed assets. ArcelorMittal Tubarão has filed its defense at administrative instance level.

Italy

In May 2010, the Italian tax authorities began an inquiry relating to ArcelorMittal FCE Luxembourg, claiming that it had a permanent business establishment in Italy and should pay taxes accordingly. On October 28, 2010, the Italian tax police issued a report for the 2004 fiscal year concerning IRAP, which is a local tax. On March 28 2011, it issued a further report for 2003-2010 in respect of IRAP, value-added tax (VAT) and corporate income tax (CIT). On December 29, 2010 the tax authorities issued a tax claim (“avviso di accertamento”) for IRAP related to 2004 for a total amount of €96.8 million and on May 26, 2011 ArcelorMittal FCE Luxembourg filed an appeal against such tax claim. The Company does not believe that it has a permanent establishment in Italy, and intends to defend itself fully in this matter.

Ukraine

In December 2010, the Ukrainian tax authorities issued a tax assessment to ArcelorMittal Kryviy Rih, alleging that it had breached tax law provisions relating to VAT for the December 2009 to October 2010 period. The total amount of the assessment is approximately $57 million. ArcelorMittal Kryviy Rih disagreed with the assessment, and appealed to a higher division of the tax authorities. The appeal was rejected, and ArcelorMittal Kryviy Rih appealed this decision to the local District Administrative Court in February 2011. In March 2011, the local District Administrative Court decided in favor of ArcelorMittal Kryviy Rih and the Tax Authorities filed an appeal. ArcelorMittal Kryviy Rih is defending itself in this matter.

Competition/ Antitrust Claims

Brazil

In September 2000, two construction companies filed a complaint with the Brazilian Economic Law Department against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, the Brazilian Antitrust Council (Conselho Administrativo de Defesa Econômica “CADE”) issued a decision against ArcelorMittal Brasil, requiring it to pay a penalty of $70 million. ArcelorMittal Brasil appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter of guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

There is also a related class action commenced by the Federal Public Prosecutor of the State of Minas Gerais against ArcelorMittal Brasil for damages based on the alleged violations investigated by CADE.

A further related action was commenced by Sinduscon, a construction industry union, in federal court in Brasilia against, inter alia, ArcelorMittal Brasil in February 2011, claiming damages based on an alleged cartel in the rebar market as investigated by CADE. ArcelorMittal Brasil will be defending this action vigorously.

Europe

In late 2002, three subsidiaries of ArcelorMittal (Tréfileurope, Tréfileurope Italia S.r.l. and Fontainunion S.A.)—now known as ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine—and two former subsidiaries of ArcelorMittal España (Emesa and Galycas), along with other European manufacturers of pre-stressed wire and strands steel products, received notice that the European Commission was conducting an investigation into possible anti-competitive practices by these companies. In 2004, Emesa and Galycas were sold. ArcelorMittal is contractually required to indemnify the present owner of Emesa and Galycas if a fine is imposed on them relating to any matters that occurred while these entities were owned by Arcelor.

ArcelorMittal and its subsidiaries cooperated fully with the European Commission in this investigation. On June 30, 2010, the European Commission imposed fines totaling approximately €317 million on the current and former ArcelorMittal entities. ArcelorMittal Wire France, ArcelorMittal Fontaine, ArcelorMittal Verderio and ArcelorMittal España filed an appeal against the June 30 Commission decision in September 2010 before the General Court in Luxembourg. At the same time, ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio filed an application for urgent interim measures before the General Court in Luxembourg. ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine introduced a post-decision “inability to pay” application with the European Commission. On September 30, 2010, the European Commission issued a revised decision in which it corrected certain calculation errors resulting in a total fine lowered by approximately €50 million to approximately €276 million. Following that decision, ArcelorMittal Wire France, ArcelorMittal Verderio, ArcelorMittal Fontaine and ArcelorMittal España updated their appeals and the above-mentioned application for urgent interim relief pending before the General Court. On December 7 and December 8, 2010, both the “inability to pay” application by ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio and their application for interim measures were rejected by the European Commission and the General Court, respectively. On December 17, ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio appealed the decision to reject the application for interim measures before the European Court of Justice and on December 22, the European Commission decided to suspend the implementation of the September 30 decision against the three entities pending the aforementioned appeal before the European Court of Justice. The Court of Justice and the General Court provisionally suspended all pending appeal procedures. On January 5, 2011, ArcelorMittal S.A. and ArcelorMittal España paid their portions of the fine, i.e., €31.7 million and €36.7 million, respectively. On April 4, 2011, the European Commission issued a new decision amending the September 30, 2010 decision and reducing the fines imposed on ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio by €185 million to an aggregate amount of €14 million. The fines were paid on May 5, 2011, and all pending appeals have been withdrawn.

South Africa

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. ArcelorMittal filed an application to access the file of the Competition Commission that was rejected. ArcelorMittal is appealing the decision to reject the application, and has applied for a review of that decision and a suspension of the obligation to respond to the referral on the substance pending final outcome on the access to the documents application. On July 7, 2011, ArcelorMittal introduced an application before the Competition Tribunal to set aside the complaint referral based on procedural irregularities. It is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

Other Legal Claims

Canada

In April 2011, a proceeding was commenced before the Ontario (Canada) Superior Court of Justice under the Ontario Class Proceedings Act, 1992 against ArcelorMittal, Baffinland Iron Mines Corporation (“BIM”) and certain other parties relating to the February 2011 take-over of BIM by ArcelorMittal, Nunavut, Iron Ore Holdings and 1843208 Ontario Inc. The action seeks class certification of a class comprised of all BIM securities holders who tendered their BIM securities, and whose securities were taken up, in connection with the take-over between September 22, 2010 and February 17, 2011, or otherwise disposed of their BIM securities on or after January 14, 2011. The action alleges that the tender offer documentation contained certain misrepresentations and seeks damages in an aggregate amount of C$1 billion or rescission of the transfer of the BIM securities by members of the class. ArcelorMittal intends to vigorously defend against the claim.

Senegal

In 2007, ArcelorMittal Holdings AG entered into an agreement with the State of Senegal relating to an integrated iron ore mining and related infrastructure project. The Company announced at the time that implementation of the project would entail an aggregate investment of $2.2 billion. Project implementation did not follow the originally anticipated schedule. The Company has been engaged in discussions with the State of Senegal about the project. In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011 the State of Senegal commenced arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of $750 million. The Company intends to defend itself vigorously in this arbitration.

South Africa

ArcelorMittal South Africa (“AMSA”) received notice from Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) on February 5, 2010, asserting that with effect from March 1, 2010, it would no longer supply iron ore to AMSA on a cost plus 3% basis as provided for in the supply agreement entered into between the parties in 2001, on the grounds that AMSA had lost its 21.4% share in the mineral rights at the Sishen mine and that this was a prerequisite for the supply agreement terms. AMSA has rejected this assertion and is of the firm opinion that SIOC is obligated to continue to supply iron ore to AMSA at cost plus 3%. The parties have commenced an arbitration process to resolve this dispute. Pleadings have been served and in November 2010, the arbitral tribunal was fully constituted. On July 22, 2010, AMSA announced that an interim arrangement had been reached with SIOC on pricing for the supply of iron ore to AMSA’s production facilities in South Africa during an interim period effective from March 1, 2010 until July 31, 2011. AMSA and SIOC agreed on a fixed price of $50 per metric tonne of iron ore for lump material, which is for delivery to the Saldanha plant, and $70 per metric tonne for both lump and iron ore fine material delivered to AMSA’s inland plants. AMSA will continue to purchase annual quantities of 6.25 million metric tonnes of iron ore. There will be no escalation in the prices agreed for the duration of the interim period. Any iron ore in addition to the maximum monthly amount will be purchased by AMSA at the then-prevailing spot prices calculated on an export parity price basis. AMSA initially imposed a surcharge on its domestic sales to compensate for some of the iron ore cost increase. However, in view of the interim agreement, AMSA has, with effect from August 1, 2010, charged a single all-in price reflecting the higher cost of iron ore, rather than the separate surcharge. On May 16, 2011, an addendum to the interim agreement was executed extending it until July 31, 2012. The interim pricing agreement has no bearing on the arbitration process currently underway or AMSA’s conviction that the supply agreement remains legally valid and binding on the parties. The arbitration is at an early stage and the Company has not yet been able to asses the risk of loss as the facts and legal arguments remain under analysis.

In May 2010 ICT acquired the right to prospect for iron ore in a 21.4% share in the Sishen mine and AMSA announced on August 10, 2010 that it had entered into an agreement to acquire ICT. The acquisition, which is subject to certain conditions, has not to date been completed. SIOC brought legal action against the South African government and ICT to challenge the grant of the prospecting right to ICT and, on February 4, 2011, served on AMSA an application to join AMSA in this action. ICT has also made an application to the government for a mining right in respect of the 21.4% share in the Sishen Mine, which SIOC is challenging. AMSA applied to be joined as applicant in these proceedings and on June 6, 2011, the Court ordered AMSA’s joinder. The parties have since exchanged affidavits setting out their case and the hearing of these proceedings will take place during week commencing August 15, 2011.

United States

ArcelorMittal USA LLC (“ArcelorMittal USA”) had been a party to two arbitrations with the Cleveland Cliffs Iron Company, Cliffs Mining Company and related entities in relation to iron ore purchases under the supply agreements entered into between them. ArcelorMittal USA was seeking a determination in favor of its interpretation of the allocation of required quantities of iron ore purchases among various steelmaking facilities. Cleveland Cliffs was seeking, among other things, to increase the price of certain agreed quantities of iron ore purchases in 2010, which ArcelorMittal USA opposed. Under certain possible scenarios, the outcome of the arbitrations could have been a potentially significant retroactive increase in the cost of ArcelorMittal USA’s iron ore purchases made in 2010. A settlement of all disputes between ArcelorMittal USA LLC, Natural Resources Inc. and related entities was executed on April 8, 2011.

On November 20, 2009, Welspun Gujarat Stahl Rohren LTD (“Welspun”) filed a third party petition against ArcelorMittal, ArcelorMittal Galati and ArcelorMittal International FZE in the Harris County District Court, Texas, seeking indemnification from the ArcelorMittal companies in respect of the claims made by Kinder Morgan Louisiana Pipeline LLC (“Kinder Morgan”) against Welspun, among others, concerning allegedly defective pipes for a natural gas pipeline for which the steel plate was manufactured by ArcelorMittal Galati. The amount claimed against Welspun in Kinder Morgan’s claim was $66 million. In July 2011, a settlement agreement was executed between Welspun and the ArcelorMittal parties.

NOTE 14 – SUBSEQUENT EVENTS

On July 11, 2011, ArcelorMittal confirmed that the Company and Peabody Energy Corporation (“Peabody”) have made an indicative, nonbinding and conditional proposal to make an off-market takeover bid, through a bid company 40% owned by ArcelorMittal and 60% owned by Peabody, to acquire up to 100% of the issued securities of Macarthur Coal Limited (“Macarthur”). Under the indicative proposal, Macarthur shareholders would be offered a cash price of Australian dollar (“A$”) 15.50 per share, implying a value for the equity in Macarthur of approximately A$4.7 billion. ArcelorMittal already has a relevant interest of approximately 16% of Macarthur’s shares. The proposal is conditional on the successful completion of due diligence, which would be completed in a timely manner. Any resulting offer to Macarthur shareholders would be conditional only on a minimum of 50.01 percent acceptance by Macarthur shareholders, approval from Australia’s Foreign Investment Review Board and other customary conditions and approvals.

NOTE 15: FINANCIAL INFORMATION FOR ISSUER, GUARANTOR SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

On April 14, 2004 ArcelorMittal USA issued senior, unsecured debt securities due 2014. The bonds are fully and unconditionally guaranteed on a joint and several basis by certain wholly-owned subsidiaries of ArcelorMittal USA which are 100% indirectly owned by the parent company and, as of March 9, 2007, by ArcelorMittal.

The following condensed consolidating financial statements present, in separate columns, financial information for the following: ArcelorMittal (on a parent only basis) with its investment in subsidiaries recorded under the equity method, the Subsidiary Issuer (ArcelorMittal USA), Guarantor Subsidiaries of the parent, and the Non-guarantors of the parent on a combined basis. Additional columns present consolidating adjustments and consolidated totals as of December 31, 2010 and June 30, 2011 and for the six months ended June 30, 2010 and 2011.

Condensed Consolidated Statements of Financial Position as of December 31, 2010

	Parent Company	Issuer	Guarantors	Non- guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	7	—	10	6,190	—	6,207
Restricted cash	—	—	—	82	—	82
Trade accounts receivable and other	51	128	228	5,513	(195)	5,725
Inventories	—	769	1,788	17,094	(68)	19,583
Prepaid expenses and other current assets	3,141	—	413	9,616	(9,010)	4,160
Assets held for sale and distribution	—	—	—	6,918	—	6,918

Total current assets	3,199	897	2,439	45,413	(9,273)	42,675
Property, plant and equipment	35	1,435	3,364	49,510	—	54,344
Investments in associates and joint ventures and intercompany long-term receivable	78,888	5,087	2,005	10,216	(86,044)	10,152
Other assets	11,267	1,845	26	22,165	(11,570)	23,733

Total assets	93,389	9,264	7,834	127,304	(106,887)	130,904
LIABILITIES AND EQUITY
Current liabilities:
Short -term debt and current portion of long-term debt	11,613	119	19	3,546	(8,581)	6,716
Trade accounts payable and other	94	605	670	11,964	(77)	13,256
Accrued expenses and other liabilities	874	635	201	7,551	(547)	8,714
Liabilities held for sale and distribution	—	—	—	2,037	—	2,037

Total current liabilities	12,581	1,359	890	25,098	(9,205)	30,723
Long-term debt, net of current portion	17,492	624	2,108	12,737	(13,669)	19,292
Deferred employee benefits	26	2,833	19	4,302	—	7,180
Other long-term obligations	860	320	17	6,411	1	7,609

Total liabilities	30,959	5,136	3,034	48,548	(22,873)	64,804
Equity attributable to the equity holders of the parent	62,430	4,128	4,800	78,034	(86,962)	62,430
Non-controlling interests	—	—	—	722	2,948	3,670

Total liabilities and equity	93,389	9,264	7,834	127,304	(106,887)	130,904

Condensed consolidating statements of operations for the six months ended June 30, 2010

	Parent Company	Issuer	Guarantors	Non- guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	1,827	3,173	33,505	(923)	37,582
Cost of sales (including depreciation and impairment)	3	1,742	3,338	29,556	(923)	33,716
Selling, general and administrative	101	112	11	1,462	—	1,686

Operating income (loss)	(104)	(27)	(176)	2,487	—	2,180
Income from investments in associates and joint ventures	2,294	(220)	—	265	(2,069)	270
Financing costs-net	173	(69)	(63)	(1,038)	380	(617)

Income (loss) before taxes	2,363	(316)	(239)	1,714	(1,689)	1,833
Income tax benefit (expense)	20	(4)	—	437	—	453

Net income from continuing operations (including non-controlling interests)	2,383	(320)	(239)	2,151	(1,689)	2,286
Discontinued operations, net of tax	—	—	—	179	—	179

Net income (including non-controlling interests)	2,383	(320)	(239)	2,330	(1,689)	2,465
Net income (loss) attributable to:
Equity holders of the parent:
Net income from continuing operations	2,383	(320)	(239)	2,032	(1,689)	2,167
Net income from discontinued operations	—	—	—	179	—	179

Net income (loss) attributable to equity holders of the parent	2,383	(320)	(239)	2,211	(1,689)	2,346
Non-controlling interests:
Net income from continuing operations	—	—	—	119	—	119

Net income attributable to non-controlling interests	—	—	—	119	—	119
Net income (loss) (including non-controlling interests)	2,383	(320)	(239)	2,330	(1,689)	2,465

Condensed consolidating statement of cash flows for the six months ended June 30, 2010

	Parent Company	Issuer	Guarantors	Non- guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash (used in) provided by operating activities from continuing operations	(689)	(197)	99	513	—	(274)
Net cash flows used in operating activities from discontinued operations	—	—	—	(60)	—	(60)

Net cash (used in) provided by operating activities	(689)	(197)	99	453	—	(334)

Investing activities:
Purchases of property, plant and equipment and intangibles	(1)	(17)	(91)	(1,033)	—	(1,142)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	—	—	—	(13)	—	(13)
Investment in associates and joint ventures accounted for under equity method	(960)	—	—	(279)	978	(261)
Other investing activities (net)	—	8	1	1,006	(978)	37
Net cash flows used by operating activities from discontinued operations	—	—	—	(46)	—	(46)

Net cash used in investing activities	(961)	(9)	(90)	(365)	—	(1,425)

Financing activities:
Proceeds from short-term and long-term debt	5,414	645	5	760	(2,620)	4,204
Payments of short-term and long-term debt	(3,188)	(439)	(10)	(3,560)	2,620	(4,577)
Dividends paid	(580)	—	—	(11)	—	(591)
Other financing activities (net)	4	—	—	(387)	—	(383)
Acquisition of non-controlling interests	—	—	—	(36)	—	(36)
Net cash flow used in financing activities from discontinued operations	—	—	—	(26)	—	(26)

Net cash provided by (used in) financing activities	1,650	206	(5)	(3,260)	—	(1,409)

Net increase (decrease) in cash and cash equivalents	—	—	4	(3,172)	—	(3,168)
Effect of exchange rate changes on cash	—	—	—	(343)	—	(343)
Cash and cash equivalents:
At the beginning of the period	1	—	4	5,914	—	5,919

At the end of the period	1	—	8	2,399	—	2,408

Condensed Consolidated Statements of Financial Position as of June 30, 2011

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	—	—	6	3,120	—	3,126
Restricted cash	—	—	—	79	—	79
Trade accounts receivable and other	—	422	146	8,233	(176)	8,625
Inventories	—	959	1,826	21,218	(83)	23,920
Prepaid expenses and other current assets	1,019	109	86	10,990	(7,828)	4,376

Total current assets	1,019	1,490	2,064	43,640	(8,087)	40,126

Property, plant and equipment	32	1,611	3,345	51,136	—	56,124
Investments in subsidiaries, associates and joint ventures and intercompany long-term receivable	82,934	4,556	2,902	11,153	(90,594)	10,951
Other assets	11,105	1,843	27	22,051	(8,708)	26,318

Total assets	95,090	9,500	8,338	127,980	(107,389)	133,519

LIABILITIES AND EQUITY
Current liabilities:
Short -term debt and current portion of long-term debt	9,633	171	25	1,025	(7,166)	3,688
Trade accounts payable and other	76	355	833	13,668	(68)	14,864
Accrued expenses and other current liabilities	930	391	206	7,704	(686)	8,545

Total current liabilities	10,639	917	1,064	22,397	(7,920)	27,097

Long-term debt, net of current portion	20,798	800	2,097	11,738	(10,903)	24,530
Deferred employee benefits	26	2,935	13	4,493	—	7,467
Other long-term obligations	1,012	318	17	6,577	—	7,924

Total liabilities	32,475	4,970	3,191	45,205	(18,823)	67,018

Equity attributable to the equity holders of the parent	62,615	4,530	5,147	82,050	(91,727)	62,615
Non-controlling interests	—	—	—	725	3,161	3,886

Total liabilities and equity	95,090	9,500	8,338	127,980	(107,389)	133,519

Condensed consolidating statements of operations for the six months ended June 30, 2011

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	2,252	4,847	41,793	(1,582)	47,310
Cost of sales (including depreciation and impairment)	4	1,868	4,596	36,941	(1,582)	41,827
Selling, general and administrative	57	138	8	1,597	—	1,800

Operating income (loss)	(61)	246	243	3,255	—	3,683
Income from investments in associates and joint ventures	3,305	205	—	370	(3,443)	437
Financing costs-net	(1,028)	(47)	(60)	(607)	(288)	(2,030)

Income (loss) before taxes	2,216	404	183	3,018	(3,731)	2,090
Income tax (benefit) expense	388	1	—	(284)	—	105

Net income (including non-controlling interests)	2,604	405	183	2,734	(3,731)	2,195
Discontinued operations, net of tax	—	—	—	461	—	461

Net income (including non-controlling interests)	2,604	405	183	3,195	(3731)	2,656

Net income (loss) attributable to:
Equity holders of parent:
Net income from continuing operations	2,604	405	183	2,682	(3,731)	2,143
Net income from discontinued operations	—	—	—	461	—	461

Net income (loss) attributable to equity holders of the parent	2,604	405	183	3,143	(3731)	2,604

Non-controlling interests:
Net income from continuing operations	—	—	—	52	—	52

Net income attributable to non-controlling interests	—	—	—	52	—	52
Net income (loss) (including non-controlling interests)	2,604	405	183	3,195	(3,731)	2,656

Condensed consolidating statement of cash flows for the six months ended June 30, 2011

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash (used in) provided by operating activities from continuing operations	(874)	(5)	104	(906)	—	(1,681)
Net cash flows used in operating activities from discontinued operations	—	—	—	(190)	—	(190)

Net cash (used in) provided by operating activities	(874)	(5)	104	(1,096)	—	(1,871)

Investing activities:
Purchases of property, plant and equipment and intangibles	—	(25)	(113)	(1,958)	—	(2,096)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	—	—	—	(778)	—	(778)
Investment in associates and joint ventures accounted for under equity method	(39)	—	—	—	39	—
Other investing activities net	—	(1)	7	266	(39)	233
Cash received from loan to discontinued operations	—	—	—	900	—	900
Net cash flows used by operating activities from discontinued operations	—	—	—	(105)	—	(105)

Net cash used in investing activities	(39)	(26)	(106)	(1,675)	—	(1,846)

Financing activities:
Proceeds from short-term and long-term debt	4,583	58	5	3,984	(2,723)	5,907
Payments of short-term and long-term debt	(3,088)	(27)	(7)	(4,562)	2,723	(4,961)
Dividends paid	(588)	—	—	(8)	—	(596)
Acquisition of non-controlling interests	—	—	—	(91)	—	(91)
Other financing activities (net)	(1)	—	—	68	—	67
Net cash flows used by financing activities from discontinued operations	—	—	—	(8)	—	(8)

Net cash used in financing activities	906	31	(2)	(617)	—	318

Net increase (decrease) in cash and cash equivalents	(7)	—	(4)	(3,388)	—	(3,399)

Effect of exchange rates changes on cash	—	—	—	195	—	195
Cash and cash equivalents:
At the beginning of the period	7	—	10	6,190	—	6,207
Reclassification of the period-end cash and cash equivalent of discontinued activities in assets held for sale and distribution	—	—	—	123	—	123

At the end of the period	—	—	6	3,120	—	3,126